April 24, 2014
TO:    Alberta Securities Commission
Autorité des marchés financiers, Québec
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Superintendant of Securities, Newfoundland and Labrador
Superintendant of Securities, Northwest Territories
Superintendant of Securities, Nunavut
Superintendant of Securities, Prince Edward Island
Superintendant of Securities, Yukon Territory
Toronto Stock Exchange

RE:	SEARS CANADA INC. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON APRIL 24, 2014 VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we wish to advise you of the voting results of the following matters which were voted upon at our Annual and Special Meeting of Shareholders held on April 24, 2014:

1.	Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
Douglas C. Campbell	88,105,542	99.52%	420,938	0.48%
William C. Crowley	88,094,407	99.51%	432,073	0.49%
Timothy Flemming	88,106,538	99.53%	419,942	0.47%
William R. Harker	88,095,759	99.51%	430,721	0.49%
R. Raja Khanna	88,233,082	99.67%	293,398	0.33%
James McBurney	88,239,520	99.68%	286,960	0.32%
Deborah E. Rosati	88,240,422	99.68%	286,058	0.32%
Danita Stevenson	88,106,170	99.53%	420,310	0.47%
S. Jeffrey Stollenwerck	88,100,715	99.52%	425,765	0.48%
H Ronald Weissman	88,236,944	99.67%	289,536	0.33%

2.	Appointment of Auditors

On a vote by ballot taken regarding the appointment of auditors, it was declared that the shareholders ratified the appointment of Deloitte LLP as auditors of Sears Canada Inc. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes for the appointment of auditors:	95,875,848%	99.95% (of total votes cast)
Votes withheld for the appointment of auditors:	46,264%	0.05% (of total votes cast)
Total Votes Cast:	95,922,112	100%

3.	Adoption of the Special Resolution Authorizing the Amendment to the Articles of Sears Canada Inc.

On a vote by ballot taken regarding the adoption of the special resolution authorizing an amendment to the articles of Sears Canada Inc. to allow the directors to appoint one or more additional directors, without obtaining shareholder approval, to hold office for a term expiring no later than the close of Sears Canada Inc’s next annual meeting of Shareholders, it was declared that the shareholders ratified the adoption of the special resolution. Voting results are as follows:

Votes for the adoption of the special resolution:	88,253,540	99.69%	(of total votes cast)
Votes against the adoption of the special resolution:	273,652	0.31%	(of total votes cast)
Total Votes Cast:	88,527,192	100%

4.	Confirmation of the Amendment to By-Law No. 1 of Sears Canada Inc.

On a vote by ballot taken regarding the confirmation of the amendment to By-Law No. 1 of Sears Canada Inc., it was declared that the shareholders ratified the confirmation of the amendment to By-Law No. 1. Voting results are as follows:

Votes for the confirmation of the amendment to By-Law No. 1:	92,563,225	96.50%	(of total votes cast)
Votes against the confirmation of the amendment to By-Law No. 1:	3,358,879	3.50%	(of total votes cast)
Total Votes Cast:	95,922,104	100%

Yours very truly,

“Franco Perugini”

Franco Perugini
Associate General Counsel and
Corporate Secretary